
82 - 3696
RECEIVED
NOV 29 2006
213
m·real

M-real Corporation Stock Exchange Bulletin 23.11.2006

CORRECTION: M-REAL TO ISSUE A EUROBOND

M-real will issue a EUR 400 million 4-year Eurobond to Finnish and international investors. The lead managers for this transaction are Deutsche Bank and BNP Paribas.

M-REAL CORPORATION

For more information:
Seppo Parvi, CFO, M-real, tel. +358 10 469 4321

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA OR JAPAN.

THE INFORMATION CONTAINED HEREIN IS NOT FOR PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OF AMERICA, CANADA OR JAPAN. THE MATERIALS DO NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES, NOR MAY THE SECURITIES BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION AS PROVIDED IN THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND THE RULES AND REGULATIONS THEREUNDER. THERE IS NO INTENTION TO REGISTER ANY PORTION OF THE OFFERING IN THE UNITED STATES OR TO CONDUCT A PUBLIE OFFERING OF SHARES IN THE UNITED STATES.

THE INFORMATION CONTAINED HEREIN SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALLTHERE BE ANY SALE OF THE SECURITIES REFERRED TO HEREIN IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION, EXEMPTION FROM REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.


06019013

82-3696

m·real

M-real Corporation Stock Exchange Bulletin 23.11.2006

M-REAL TO ISSUE A EUROBOND

M-real will issue a EUR 400 million 4-year Eurobond to Finnish and international investors. The lead managers for this transaction are Deutsche Bank and BNP Paribas.

M-REAL CORPORATION

For more information:
Seppo Parvi, CFO, M-real, tel. +358 10 469 4321